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vedderprice.com
May 2, 2022

VIA EDGAR Ms. Lauren Hamilton U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Registration No. 811-08348
Lord Asset Management Trust (the “Company”)

Dear Ms. Hamilton:

On behalf of the Company, this letter is in response to the comments you relayed during our March 3 and April 6, 2022 telephone conferences regarding the Securities and Exchange Commission (the “Commission”) staff’s Sarbanes-Oxley review of certain Company filings, including the review of the annual report to shareholders for Thomas White International Fund (the “International Fund”) and Thomas White American Opportunities Fund (the “American Opportunities Fund”) (each, a “Fund” and together, the “Funds”) for the period ended October 31, 2021 (the “Annual Report”).

Set forth below are the staff’s comments, as we understand them, and the Company’s responses.  Any capitalized terms used but not defined herein have the same meanings assigned to them in the Annual Report.

Comments

1.
Comment: The Commission staff notes that the footnote to the Schedule of Investments for the International Fund regarding collateral received for securities loaned includes a statement that the non-cash collateral received consists of short term investments and long term bonds, but the footnote does not appear to disclose the nature of the assets held as non-cash collateral pursuant to Item 11 of Rule 6-04 of Regulation S-X.  Please supplementally describe the nature of the assets held as non-cash collateral (e.g., U.S. Treasuries or Corporate Bonds) and disclose this information going forward.

Response: The non-cash collateral received specifically consists of U.S. Treasuries.  As requested, the Company will disclose the nature of assets held as non-cash collateral going forward.

2.
Comment: The Commission staff notes that the Advisor may recoup any previously waived amount from a Fund pursuant to the expense limitation agreements. Please supplementally advise if the recoupment period is limited to three years from the date that the recouped expenses were waived (or incurred) and disclose this information going forward. The Commission staff references (1) ASC 946-20-05-8; (2) AICPA Audit Risk Alert Investment Companies Industry Developments 2009/2010, Expense Recapture Plans—.73; (3) AICPA Investment Companies Expert Panel, SEC Staff Update, March 1, 2012; and (4) IM-DCFO (Dear CFO) 1995-09, Financial Statement Presentation of Fee Waivers and Recapture.

Ms. Lauren Hamilton
May 2, 2022

Response: Pursuant to the Expense Limitation Agreements between the Company, on behalf of the Funds, and the Advisor, fees waived by the Advisor that would have been payable by a Fund to the Advisor pursuant to the Investment Advisory Agreement may be recouped by the Advisor during the period ending three years after the end of the fiscal year in which the fees were waived.  For the information of the Commission staff, on or before the end of the Funds’ current fiscal year the Company will propose to amend each Fund’s Expense Limitation Agreement in order to limit the period during which the Advisor can recoup previously waived fees to three years from the date that the recouped fee was waived. As requested, the Company will disclose the recoupment period going forward.

3.
Comment: Given the amount of the International Fund’s reclaims receivable reported in the Fund’s Statement of Assets and Liabilities, please supplementally explain which country or countries the reclaims relate to and how the Fund monitors the collectability of the reclaims receivable.

Response: The International Fund’s reclaims receivable relate to amounts withheld by Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Poland and Switzerland. The International Fund’s custodian facilitates processing of the reclaims and monitors the status of the reclaims.

4.
Comment: With respect to the International Fund’s reclaims receivable, please supplementally explain if the Fund is planning to enter into a closing agreement with the Internal Revenue Service (“IRS”) for any European Union (“EU”) reclaims, as applicable, or if the Fund will be applying the netting method with regard to any reclaim. Please explain if the Fund has incurred any professional fees or compliance fees, and explain how those fees are or will be  accounted for and disclosed in the Fund’s financial statements (e.g., as a separate line item or incorporated into an existing line item). Please state whether or not the Fund has determined that it is necessary to record a liability for fees relating to closing agreements with the IRS.

Response: The Company’s practice is to apply the netting method with regard to reclaims received, although the Company may seek to enter into a closing agreement with the IRS under certain circumstances. Currently, the Fund has not incurred any professional fees or compliance fees regarding EU reclaims and has determined that it is not necessary to record a liability for such fees. In the event that the Fund incurs professional fees or compliance fees regarding EU reclaims, the Fund intends to account for and disclose such fees as a separate line item in the Fund’s statement of operations.

* * *

Ms. Lauren Hamilton
May 2, 2022

If you have any questions regarding these responses, please call me at (312) 609-7515.

Very truly yours, /s/ Mark A. Quade Mark A. Quade

cc:	J. Ryan Conner (Lord Asset Management Trust)
David M. Sullivan (Lord Asset Management Trust)
Maureen A. Miller (Vedder Price P.C.)